UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 7
                               to
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                  COMMONWEALTH INDUSTRIES, INC.
          ---------------------------------------------
                        (Name of Issuer)


                  Common Stock ($.01 par value)
            ----------------------------------------
                 (Title of Class of Securities)

                           20290410-8
                       ------------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
        J.R. Simplot Self-Declaration of Revocable Trust
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
              ------------------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)


                         June 10, 2003
                    ------------------------
                  (Date of event which requires
                    filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]


1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  X

     (b)

3)   SEC Use Only

4)   Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)  Sole Voting Power              1,432,400
Shares
Beneficially        8)  Shared Voting Power                 0
Owned
by Each             9)  Sole Dispositive Power         1,432,400
Reporting
Person With:        10) Shared Dispositive Power            0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,432,400 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     8.95%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only).

     JRS Properties L.P.

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  X

     (b)

3)   SEC Use Only

4)   Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     Idaho

Number of           7)  Sole Voting Power              1,432,400
Shares
Beneficially        8)  Shared Voting Power                    0
Owned
by Each             9)  Sole Dispositive Power         1,432,400
Reporting
Person With:        10) Shared Dispositive Power               0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,432,400 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     8.95%

14)  Type of Reporting Person

     PN

1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     JRS Management L.L.C.

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  X

     (b)

3)   SEC Use Only

4)   Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     Idaho

Number of           7)  Sole Voting Power              1,432,400
Shares
Beneficially        8)  Shared Voting Power                    0
Owned
by Each             9)  Sole Dispositive Power         1,432,400
Reporting
Person With:        10) Shared Dispositive Power               0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,432,400 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     8.95%

14)  Type of Reporting Person

     CO

ITEM 1.  SECURITY AND ISSUER.

     The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Stock"), of Commonwealth Industries, Inc. (the "Issuer"), whose address is 500 West Jefferson Street, 19th Floor, Louisville, Kentucky 40202-2823. This Amendment No. 7 amends the Schedule 13D originally filed on March 1, 1999 on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended by Amendment No. 1 to Schedule 13D filed on November 12, 1999, as amended by Amendment No. 2 to Schedule 13D filed on December 2, 1999, as amended by Amendment No. 3 to Schedule 13D filed December 29, 1999, as amended by Amendment No. 4 to Schedule 13D filed November 22, 2000, as amended by Amendment No. 5 to Schedule 13D filed May 30, 2002, and as amended by Amendment No. 6 to Schedule 13D filed April 2, 2003. The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

     The purpose of this Amendment is to report sales of Stock resulting in a one percent change. Except as expressly set forth in this Amendment No. 7, the Schedule 13D (as previously amended) remains in effect.

ITEM 2.  IDENTITY AND BACKGROUND.

This amendment is being filed on behalf of the following Reporting Persons:

     1) The J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust") and J.R. Simplot ("Mr. Simplot").

     2)   JRS Properties L.P., an Idaho limited partnership ("JRS
     Properties") and JRS Management L.L.C., an Idaho limited liability company ("JRS Management"). JRS Management is the sole general partner of JRS Properties and the Trust is the manager of JRS Management.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed May 8, 2003, with the Securities and Exchange Commission for the quarter ended March 31, 2003 (the "10-Q"), the shares owned constitute approximately 8.95% of the 16,010,971 shares of Stock outstanding as of May 1, 2003, as reported in the 10-Q.

(b)   See Item 5(a).

(c) Within the last 60 days, the Trust sold the shares of Stock described below in open market sales through ordinary brokerage transactions:



       Sale         No. of         Price per Share
       Date         Shares     (including commissions)

     4/10/03        1,500         $5.10
     4/11/03        1,500          5.12
     4/14/03          731          5.20
                    4,101          5.19
                      168          5.14
     4/15/03        5,000          4.96
     4/16/03        1,900          5.05
                      284          5.07
                      700          5.18
                      500          5.19
                    1,616          5.21
     4/17/03        5,000          5.03
     4/21/03          700          5.11
                    4,300          5.10
     4/22/03        5,000          4.90
     4/23/03          671          5.06
                      200          5.061
                    4,000          5.04
                      129          5.00
     4/24/03        5,000          4.92
     4/25/03        5,000          4.75
     4/28/03        1,900          4.80
                    3,000          4.75


                      100          4.751
     4/29/03          600          4.84
                    3,800          4.80
                      600          4.83
     4/30/03        4,926          4.70
                       74          4.76
      5/1/03          700          4.86
                    3,300          4.85
                      100          4.79
                      100          4.76
                      800          4.75
      5/2/03        1,000          5.00
                    1,002          4.99
                      100          4.80
                    2,698          4.75
                      200          4.81
      5/5/03          600          4.89
                    2,800          4.88
                      500          4.87
                      500          4.86
                      600          4.85
      5/6/03        1,175          4.87
                      600          4.86
                      100          4.85
                    3,125          4.75
      5/7/03        1,000          4.81
                      600          4.811
                      670          4.76
                    2,730          4.75
      5/8/03          600          4.84
                    2,900          4.82
                      700          4.83
                      800          4.79
      5/9/03        4,700          4.75
                      300          4.76
     5/12/03        1,200          4.78
                      573          4.77
                      673          4.68
                      100          4.65
                      350          4.59
                      300          4.58
                      700          4.581


                    1,000          4.55
                      500          4.511
                      500          4.51
                    1,604          4.50
     5/14/03        6,400          4.45
                      100          4.40
                    1,000          4.35
     5/15/03        1,000          4.33
                    4,000          4.32
     5/16/03        5,000          4.28
     5/19/03        2,000          4.35
                      100          4.31
                      400          4.301
     5/20/03        1,000          4.46
                    1,000          4.45
                      500          4.36
     5/21/03        2,500          4.25
     5/22/03        2,500          4.31
     5/23/03        2,500          4.50
     5/28/03          600          4.56
                      100          4.55
                      300          4.46
                      200          4.461
                      900          4.37
                      100          4.36
                      300          4.35
     5/29/03        2,500          4.40
     5/30/03        2,500          4.40
      6/2/03        1,000          4.71
      6/3/03        1,000          4.41
      6/4/03          100          4.66
                      900          4.53
      6/5/03          100          4.83
                      100          4.77
                      100          4.71
                      700          4.72
      6/6/03        1,000          4.85
      6/9/03          400          5.55
                      300          5.57
                      100          5.48
                    1,200          5.41
     6/10/03          100          5.45


                      300          5.44
                      300          5.43
                      400          5.241
                      600          5.24
                      100          5.26
                    1,600          5.20
                      200          5.18
                      100          5.16
                      100          5.14
                    1,200          5.15


     (d - e)  Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify the information set forth in this statement is true, complete and correct.


                         The J.R. Simplot
                         Self-Declaration of Revocable Trust



                         By   //J.R. Simplot//
                         ------------------------------------
                              J.R. Simplot, as Trustee
Date:  June 11, 2003



                         By   //Stephen A. Beebe//
                         ------------------------------------
                              Stephen A. Beebe, Attorney-in-Fact



Date:  June 11, 2003          //J.R. Simplot//
                         ------------------------------------



                         By   //Stephen A. Beebe//
                         ------------------------------------
                              Stephen A. Beebe, Attorney-in-Fact

                         JRS Properties L.P.
                         an Idaho Limited Partnership

                         by its Sole General Partner
                         JRS Management L.L.C.
                         an Idaho Limited Liability Company

                         by its Manager
                         The J.R. Simplot Self-Declaration of
                         Revocable Trust, dated December 21, 1989, as amended



                         By   //J.R. Simplot//
                         ------------------------------------
                              J.R. Simplot, Trustee



Date:  June 11, 2003     By   //Stephen A. Beebe//
                         ------------------------------------
                              Stephen A. Beebe, Attorney-in-Fact